Myomo, Inc.

137 Portland St., 4th Floor

Boston, MA 02114

VIA EDGAR

August 26, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Myomo, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed August 6, 2024, as amended on August 26, 2024

File No. 333-281311

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Myomo, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Wednesday, August 28, 2024, at 4:01 p.m. Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please contact Catherine Magazu, Esq. of Goodwin Procter LLP, counsel to the Company, at (617) 570-8274 to provide notice of effectiveness or if you have any questions.

Sincerely,

MYOMO, INC.

By:	/s/ Paul R. Gudonis
Name: Paul R. Gudonis
Title: President and Chief Executive Officer

cc:	David A. Henry, Chief Financial Officer, Myomo, Inc.

Catherine Magazu, Esq., Goodwin Procter LLP